

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Yaron Eitan
c/o Selway Capital Acquisition Corporation
74 Grand Avenue
2nd Floor
Englewood, NJ 07631

> **Re: Selway Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed March 10, 2011**
> **File No. 333-172714**

Dear Mr. Eitan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   We note from your fee table you are seeking to register for sale, among other securities, the common stock underlying your series C shares. Please provide us your analysis as to how you determined which securities are appropriate to register for sale on this registration statement. Include in your response how your analysis was affected by the following:
     - it does not appear that the series C shares are being offered at this time; and
     - the terms of the offering of the series C shares, including the conversion rate, does not appear to have been decided at this time.

Prospectus Cover

2.   Please confirm that any preliminary prospectus you circulate will be filed on EDGAR as part of a registration statement and will include all non-Rule 430A information. Also, *in your next amendment*, please include all omitted information other than Rule 430A

information; the amendment should include all missing exhibits and the identity of the underwriter.

3.   Please limit your prospectus cover to one page consistent with Regulation S-K Item 501(b) and Rule 421.

4.   Please move the jargon, "innovated public acquisition company" to a more appropriate location of your document. Where you relocate the term, please explain clearly in context what you mean.

5.   Please reconcile the statement in the fourth paragraph that Selway Capital Holdings LLC will purchase the placement warrants with your disclosure on page 31 that the underwriters may purchase the warrants.

Table of Contents, page i

6.   Please tell us how the last sentence of the first paragraph following the table is consistent with Section 12(a)(2) of the Securities Act.

Prospectus Summary, page 1

7.   We note your disclosure in the third paragraph about your officers' activities. If it is appropriate to highlight your affiliates' experience and achievements in your prospectus summary, please ensure that your disclosure is balanced by disclosing with equal prominence any material negative aspects of this experience with equal prominence as in the third paragraph.

Business Strategy, page 1

8.   With a view toward balancing the disclosure in the penultimate paragraph of this section, please tell us the number of blank check companies that have attempted to complete a business acquisition during a relevant period, and the number that have successfully done so.

9.   If true, please disclose here or in another appropriate location in your summary that, unlike many other blank check companies, you are not required to consider a target's valuation when entering into a transaction. Please describe this fact where you discuss your potential targets. Also, please expand your disclosure to indicate whether there are any minimum size limits on a transaction and to discuss your plans or intentions for any remaining funds.

Potential Disadvantages, page 3

10.   Please tell us how you determined which disadvantages to highlight in the "Potential Disadvantages" and "Risks" sections of your summary. For example, it is unclear why you do not highlight in one location in your summary all key disadvantages to investors when comparing your structure to other companies whose business is seeking an acquisition while not subject to Rule 419.

Effecting an Acquisition Transaction; Shareholder Redemption Rights, page 3

11.   Please highlight in your prospectus summary the restriction on redemption by holders of more than 10% of your shares as mentioned on page 23.

12.   Please clarify whether the alternatives mentioned in the second and third bullet points have limits on the number of shares that can be tendered. If not, please tell us why you believe you need not comply with Rule 419.

13.   Please highlight how you will determine which of the three alternatives in your bullet points you will choose. Provide a more complete discussion of this issue in your more detailed disclosure of your business after the summary.

14.   Please revise your Summary to explain briefly the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 83.3% redemption threshold. For example, it appears that you will need to lower the redemption threshold at the time of the initial business transaction if it includes more than a *de minimis* working capital or similar closing condition, and you may be unable to obtain alternative financing in order avoid having to reduce the redemption threshold.

        Where you reference the 83.3% redemption threshold in your prospectus, please also disclose, or cross reference to disclosure regarding, the likelihood that the amount of common shares you would permit to redeem may be significantly lower than 83.3% of your public shares. Additionally, where you compare your 83.3% redemption threshold to the equivalent threshold used by "other blank check offerings," like on page 23, please also disclose that the amount of common shares for which you will seek to redeem through the tender offer may be lower than the threshold used by "other blank check" companies.

Post-Acquisition Tender Offer, page 4

15.   Please revise your disclosure relating to the filing of a Current Report on Form 8-K to make a definitive statement (*i.e.,* "will" file a report instead of "could" file a report).

16.   Please clarify here and throughout the prospectus that shareholders approached to exchange Series A for Series C common stock will both hold 5% or more of the public shares and be accredited investors.

17.   We note your disclosure on page 25. Please highlight in your prospectus summary that you might provide an inventive to those shareholders who you elect to give an opportunity to convert to series C by offering them a favorable exchange rate, and that this incentive will not be available to your other public stockholders.

18.   Please highlight the material factors you will consider when determining whether to seek conversions into series C, which shareholders to offer the series C, and when you will make the offer relative to the Form 8-K filing and closing of the acquisition.

19.   Please briefly highlight the purpose of the automatic conversion to series B. From your revised disclosure, it should be clear why you cannot complete the transaction by making the tender offer to the remaining series A shareholders.

20.   Refer to your disclosure that the series B tender offer will be at a price equal to a *pro rata* share of the trust account. If some series A shareholders elect to convert to series C, it appears that the each series B holder's share of the trust account could be substantially greater than the IPO price. However, it is not until page 40 that you appear to indicate the contrary. Please revise your prospectus summary so that its meaning is understandable in context.

Time to Complete an Initial Acquisition Transaction, page 5

21.   You state that you will complete an acquisition in 18 months and that such time period is governed by your Certificate of Incorporation, among other things. Please clarify whether, in any circumstances, you could extend such a time period.

22.   With a view toward clarified disclosure, please tell us how you might avoid liquidating the trust after a completed acquisition by "otherwise" granting the public shareholders redemption rights outside of the 18-month time period.

Trading Commencement and Separation, page 7

23.   Refer to the first paragraph on page 8 in which you discuss investors' option to continue to hold units. With a view toward disclosure, please tell us about any prohibition on your ability to cancel the units.

Redeemable warrants, page 8

24.   Where you refer to a registration statement "covering the common stock issuable on exercise of the" warrants here and on page 9, please clarify whether you mean a

registration statement related to the exercise of the warrants or the resale of the shares acquired upon exercise.

Number of Securities to be outstanding, page 9

25.   Please revise to show each series of securities.

Founders Shares, page 10

26.   Please disclose the redemption price for the securities that you mention in the parenthetical phrase.

27.   We note your disclosure on page 73 that you will register your common stock under the Exchange Act. Please tell us whether you mean that you will be registering each series. Also tell us which series will have its price quoted on the OTC Bulletin Board, other than the series identified on the prospectus cover with a trading symbol.

Warrants Purchased through private placement, page 10

28.   In the first risk factor on page 35, you state that the placement warrants may be exercised on a cashless basis even if there is not an effective registration statement on file. Please disclose this fact here.

29.   We note your disclosure on page 73 that you will register your warrants under the Exchange Act. With a view toward clarified disclosure in an appropriate section of your document, please tell us whether you mean that the placement warrants also will be registered under the Exchange Act and whether they will ever become tradable in the public market. If so, please tell us when you intend to register under the Securities Act the exercise of the warrants.

Dilution and Liquidation, page 15

30.   Refer to your disclosure that you have not questioned your founders. Please tell us why you believe your disclosure provides sufficient information for investors to evaluate the substance of the indemnification agreement with your founders that you highlight throughout your prospectus. Also, please file the indemnification agreement as an exhibit to this registration statement.

31.   If the founders' indemnification agreements do not provide protection to the trust funds absent a liquidation and therefore creditors could reduce the funds available in the trust upon redemption, please say so directly.

Risk Factors, page 20

32.   With a view toward adding a separate risk factor, please tell us under what circumstances the terms of an investor's warrants can be changed without that investor's consent.

33.   Please add a separate risk factor to disclose the risk related to the one-third quorum mentioned on pages 70 and 92 and how it could affect the rights of security holders.

Under Delaware Law, page 21

34.   Please revise the fourth bullet point to clarify the nature of the "certain conditions" that are included in your Certificate of Incorporation and bylaws.

35.   Refer to your disclosure in the fifth bullet point and in the paragraph following the first list of bullet points in which you disclose that you may not issue additional securities in the circumstances disclosed until the consummation of the acquisition.
- If you can issue such securities after the acquisition but before closing of a post-acquisition tender offer, please disclose the implications clearly in a separate risk factor; otherwise, clarify your disclosure regarding your limits on the ability to issue securities.
- Likewise, in the last paragraph on page 71 you disclose that the board will not recommend approval of changes before the consummation of an acquisition transaction. If the board can make such recommendations after the acquisition but before closing of a post-acquisition tender offer, please add a risk factor to explain. In this regard, please tell us where the board's agreement regarding this matter is documented and whether it can be changed.

36.   With a view toward clarified disclosure, please tell us why you have not prohibited amendments to the trust agreement without the vote of 100% of the public shares.

37.   If you can eliminate these protections that you mention here by completing a very small acquisition with minimal assets and operations, please say so clearly and directly.

If third-parties bring claims, page 22

38.   If creditors of the acquired business could access the trust funds after the acquisition and before the completion of a post-acquisition tender offer, please clarify the magnitude of this risk.

Since we have a redemption threshold of 83.3%…, page 23

39.   Please add stand-alone risk factor to describe clearly the possibility that you will significantly reduce the 83.3% threshold without shareholder vote, and address the potential consequences. For example, it appears that, due to a significantly lowered

redemption threshold, it will be more difficult to consummate the proposed transaction. As such, shareholders seeking to tender may have to wait significantly longer to receive their cash than with an 83.3% threshold. This would appear to be the case with a significantly lower threshold and unsuccessful tender offer, as those shareholders would not be able to tender, and receiving cash would be delayed for an additional time, likely involving liquidation which may be subject to more uncertainties than the redemption process.

The approval threshold for a proposed acquisition…, page 29

40. We note that you are incorporated in Delaware, yet this risk factor seems to imply otherwise. Please clarify.

We may require shareholders, page 37

41. Please reconcile the first sentence of this risk factor which indicates the risk applies to transactions other than an tender offer with the last paragraph on page 66 which indicates that it applies to a tender offer.

42. If true, please explain how requiring delivery of the shares eliminates the ability of investors who elected redemption to change their mind after the acquisition.

43. Please clarify whether you can choose to require that the delivery of the certificate be made by physical delivery only. If so, please highlight here and throughout your document where you mentioned redemption rights that the two week period mentioned here combined with the 10-day period mentioned at the top of page 4 means that you can in substance eliminate shareholders' redemption rights.

Our directors may not be considered "independent," page 38

44. Please clarify how the lack of independence could restrict resale transactions, and revise the caption of the risk factor to highlight the restrictions. Also, in an appropriate section of your document, please clarify why you believe your securities are not subject to the restrictions.

Use of Proceeds, page 42

45. Please clarify how the priority mentioned in the last sentence of footnote (3) operates.

46. Refer to the first full paragraph after the bullet list on page 44. Please clarify how the equity that you issue to the target shareholders is "considered" when determining whether you acquired a controlling interest. Also, please clarify whether these criteria are included in your Certificate of Incorporation.

Introduction, page 56

47.   With a view toward balancing your disclosure regarding Vector Intersect, please provide us your analysis of the price that investors paid in the IPO, the market price of the company's common stock before the acquisition, and the market price of the company's common stock since the Cyalume acquisition. Also, please disclose in an appropriate section of your document the benefits that the control persons received from association with Vector Intersect.

Shareholder Redemption Rights, page 63

48.   Please clarify whether you will permit shareholders to have only a portion of their shares redeemed or convert only a portion of their series A shares into series C shares.

Shareholder Vote, page 64

49.   Please describe the privately negotiated transactions that could result in approval of a transaction even if a majority of your public stockholders vote against the transaction as mentioned at the bottom of page F-7.

Post-acquisition transaction tender offer, page 67

50.   Please clarify whether you may seek conversion of series A into series C shares before you file the Form 8-K that you mention in this section. Also tell us which section of which exhibit addresses this issue.

Dissolution and Liquidation, page 68

51.   With a view toward clarified disclosure, please tell us whether a shareholder vote will be required for the dissolution and liquidation. Also clarify the statutory procedures you must follow to liquidate the company so that the distribution from to the trust to the public shareholders could not be sought by creditors after the distribution. If you are not required to follow these procedures and creditors may proceed against the public shareholders to recover the trust distribution, please say so clearly and add appropriate risk factors. If you do follow the procedures, please explain the length of time the liquidation could take and add appropriate risk factors.

Controls and Procedures, page 73

52.   Please reconcile the first sentence of this section with Section 13(b) of the Exchange Act.

Comparison, page 74

53. Please tell us whether there any material differences in the ability of creditors to access funds in the trust account to be created in connection with this offering as compared funds in an account required by Rule 419.

Election to Remain an Investor, page 78

54. Please tell us why this section states that only series A shareholders - not series B shareholders - have redemption rights.

55. Given that you highlight the time period in the Rule 419 column, please disclose the time period that you will provide investors to make a redemption decision.

Interest earned, page 79

56. Please reconcile the disclosure in this section with the disclosure in clauses (i) and (ii) at the top of page F-8.

Management, page 80

57. Please state clearly for each director what specific experience, qualifications, attributes or skills led to the conclusion that the person should serve as a director in light of your business and structure.

58. Refer to the second full paragraph on page 81. Please clarify whether your directors, officers or affiliates were affiliates with companies with a business plan similar to yours other than Vector Intersect.

Specific Potential Conflicts, page 83

59. If your Certificate of Incorporation is not the document that prohibits your officers and directors from becoming involved in other blank check companies seeking to acquire a business with primary operations in the United States, please expand the appropriate risk factor to explain how this restriction can be eliminated.

Principal Shareholders, page 86

60. Please clarify which series of your stock is reflected in the table.

Certain Transactions, page 89

61. Please revise the first paragraph to clarify which founder purchased the shares.

62.   Please tell us why this section does not address the $50,000 related-party note payable mentioned on page F-6.

Description of the Securities, page 91

63.   Please disclose the effect of "consolidating" a series of shares into one series of common stock. What rights will change as a result of the consolidation? Will the number of shares held or authorized change? Will the consolidated shares be available for immediate trading? Will the series still remain authorized?

Rights applicable to all common stock, page 92

64.   Please clarify the difference between shares voted "on a poll" and any other type of vote. Include in your disclosure the effect on the voting rights disclosed.

Public Shareholders' redeemable warrants, page 94

65.   Refer to your disclosure regarding a "date specified" in the third paragraph following the list of bullet points of page 95. Please clarify whether that date could be a date other than the redemption date.

Securities Eligible for Future Sale, page 98

66.   Please reconcile your statement in the third paragraph of this section that the founders' shares will be transferrable nine months after the acquisition with the disclosure at the top of page 93 that the shares will be held in escrow until one year after the acquisition.

Registration Rights, page 99

67.   Please describe the registration rights to be granted to your underwriters as mentioned at the bottom of page F-8.

United States Federal Income Taxation, page 100

68.   Your disclosure should describe clearly all material tax consequences and not present merely a summary as you indicate in the bolded paragraph in all capitals and elsewhere in this section. Please revise.

69.   Please tell us why you believe it is appropriate to omit the tax consequences to 5% holders, including holders of the series C shares as you indicate on page 101.

70.   You may not disclaim responsibility for your disclosure. Please revise the paragraph on page 101 that includes the statement that your disclosure is not tax advice accordingly.

71.   Please provide unequivocal disclosure regarding the tax consequences, rather than merely what the tax consequences "should" be," "generally" are, or similar disclosure. However:

- if you are unable to provide unequivocal disclosure because doubt exists due to lack of authority or conflicting authority, you should disclose why you cannot provide unequivocal disclosure, describe the degree of uncertainty, and provide risk factor and other appropriate disclosure setting forth the risks to investors; or
- if you are unable to provide unequivocal disclosure for another reason, directly state that you are unable to disclose what the tax consequence is, and clearly disclose that reason that you cannot do so and the possible outcomes and risks to investors of that tax consequence.

72.   Please tell us why you have not filed as an exhibit a tax opinion.

Allocation of Purchase Price, page 101

73.   Please clarify whether you will make an allocation of the purchase price and if not, how investors determine the fair market value of the series A share and warrant at the time of issuance given your disclosure that those securities will not trade separately at that time.

Underwriting, page 108

74.   Please provide the disclosure regarding syndicate short sales as explained in the guidance in section VIII.A.3 of the Division's November 14, 2000 outline of Current Issues and Rulemaking Projects available on the Commission's web site.

Underwriting Terms, page 108

75.   Please reconcile the disclosure in this section with the last paragraph of Note B on page F-9.

Note B – Proposed Offering and Business Operations, page F-7

76.   We note that this offering includes 3,000,000 redeemable warrants. We further note that prior to the closing of the initial public offering, you will issue 3.3 million warrants to your sole shareholder, Selway Capital Holdings, LLC, in a private placement. It appears that you intend to classify both the redeemable warrants and the placement warrants within stockholders' equity. Please provide us with your analysis of the accounting for the warrants subsequent to the completion of the offering. Provide us with your analysis of the post-closing accounting for the redeemable warrants and the placement warrants. Discuss specifically how you considered the guidance in Topic 815-10-15 of the FASB Accounting Standards Codification.

Note D – Related Party Transactions, page F-10

77.   We note your disclosures here regarding the issuance of a $70,000 unsecured promissory note "on February 23, 2011." We further note from your disclosures that the note is payable on February 22, 2011. Please clarify for us how the due date on the note payable precedes the issuance date or otherwise revise the disclosures as appropriate to clarify the issuance date and / or maturity date.

78.   We note your disclosure on page 44 regarding an agreement to pay Selway Capital LLC a total of $5,000 per month for office space, administrative services and secretarial support. Please revise your disclosures here to disclose this related party transaction.

Exhibit Index

79.   Please tell us why you have not file a certificate for each series of common stock and each of the warrants that you describe in the prospectus.

Exhibit 23.1

80.   Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn, Accounting Branch Chief, at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or me at 202-551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Mitchell S. Nussbaum
                 Giovanni Caruso